Exhibit 99.3
RECONCILIATION OF CANADIAN GAAP TO UNITED STATES GAAP
The following tables are a reconciliation of significant differences relating to the statement of operations and total shareholders’ equity reported according to Canadian GAAP and United States GAAP.
RECONCILIATION OF NET EARNINGS

	2006	2005	2004
Canadian GAAP — Earnings from continuing operations	1,891	1,834	1,395
Adjustments:
Deferred costs (a)	3	(1)	7
Net benefit plans (b)	(11)	(65)	(75)
Equity income (c)	1	46	52
Gain on sale of CGI (c)	59	—	—
(Losses) gains on investments and derivative instruments (d) (f)	1	(1)	13
Gain on the distribution of Bell Aliant Income Fund units (j)	1,540	—	—
Capitalized interest (l)	43	—	—
Other	—	5	—

United States GAAP — Earnings from continuing operations	3,527	1,818	1,392
Discontinued operations — United States GAAP (c) (e)	55	82	159

United States GAAP — Net earnings before extraordinary gain	3,582	1,900	1,551
Extraordinary gain	—	—	69

United States GAAP — Net earnings	3,582	1,900	1,620
Dividends on preferred shares (d)	(85)	(85)	(85)

United States GAAP — Net earnings applicable to common shares	3,497	1,815	1,535

Other comprehensive earnings items
Change in currency translation adjustment	71	(17)	(10)
Change in unrealized (loss) gain on investments and derivative instruments (d) (f)	(20)	21	(12)
Additional minimum liability for pension obligations (b)	1,106	(1,093)	(66)
Discontinued operations — Additional minimum liability for pension obligations (b)	26	(19)	(6)

Comprehensive earnings	4,680	707	1,441

Net earnings per common share — basic
Continuing operations	4.00	1.87	1.42
Discontinued operations	0.06	0.09	0.17
Extraordinary gain	—	—	0.07

Net earnings	4.06	1.96	1.66
Net earnings per common share — diluted
Continuing operations	4.00	1.87	1.42
Discontinued operations	0.06	0.09	0.17
Extraordinary gain	—	—	0.07

Net earnings	4.06	1.96	1.66
Dividends per common share	1.32	1.32	1.20
Average number of common shares outstanding (millions)	861.4	926.8	924.6

Statements of Accumulated Other Comprehensive Loss

	2006	2005
Currency translation adjustment	(2)	(73)
Unrealized gain on investments and derivative instruments (d) (f)	5	25
Net benefit plans (b)
Additional minimum liability	—	(1,279)
Net actuarial losses	(1,355)	—
Net past service costs	(62)	—
Net transitional obligations	(95)	—
Discontinued Operations — Additional minimum liability for pension obligations (b)	—	(26)

Accumulated other comprehensive loss	(1,509)	(1,353)

Reconciliation of Total Shareholders’ Equity

	2006	2005
Canadian GAAP	13,367	14,721
Adjustments
Deferred costs (a)	(31)	(35)
Net benefit plans (b)
Additional minimum liability	—	(1,279)
Valuation allowance	75	68
Net actuarial losses	(1,594)	(223)
Net past service costs	(62)	—
Net transitional obligations	(95)	—
Goodwill (g)	68	63
Discontinued operations (e)	—	(28)
Unrealized gain on investments and derivative instruments (d) (f)	32	51
Capitalized Interest (l)	371	—
Other	3	21

United States GAAP	12,134	13,359

DESCRIPTION OF UNITED STATES GAAP ADJUSTMENTS
(a)   Deferred Costs
Under Canadian GAAP, certain expenses, such as development and pre-operating expenses, can be deferred and amortized if they meet certain criteria. Under United States GAAP, these costs are expensed as incurred.
(b)   Net Benefit Plans
Our accounting for future benefits for employees under Canadian GAAP and United States GAAP is essentially the same, except for the recognition of certain unrealized gains and losses.
Canadian GAAP requires companies to recognize a pension valuation allowance for any excess of the accrued benefit asset over the expected future benefit. Changes in the pension valuation allowance are recognized in the consolidated statement of operations. United States GAAP does not specifically address pension valuation allowances. United States regulators have interpreted this to be a difference between Canadian and United States GAAP.
Under United States GAAP, an additional minimum liability is recorded for the excess of the unfunded accumulated benefit obligation over the recorded pension benefit liability. An offsetting intangible asset equal to the unrecognized prior service costs is recorded. Any difference is recorded as a reduction in accumulated other comprehensive income.

Effective December 31, 2006, we adopted the recognition requirements of Statement of Financial Accounting Standards (SFAS) No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, on a prospective basis. This new standard requires us to:
•	recognize the funded status of each benefit plan in the balance sheet by aggregating the status of all overfunded plans and recognizing that amount as an asset and aggregating the status of all underfunded plans and recognizing that amount as a liability.
•	recognize as a component of other comprehensive income, net of tax, the actuarial gains or losses and past service costs or credits that arise during the period and are not recognized as components of net benefit plans cost.
•	recognize corresponding adjustments in other comprehensive earnings when the actuarial gains or losses, prior service costs or credits, and transitional assets or obligations remaining are subsequently recognized as components of net benefit plans cost.
At December 31, 2006, the balance sheet, including additional minimum liability, was adjusted such that actuarial gains or losses, prior service costs or credits, and transitional assets or obligations that have not yet been included in net benefit plans cost at December 31, 2006 were recognized as components of accumulated other comprehensive loss, net of tax. The adjustment at December 31, 2006 resulted in an increase of $1,339 million in accumulated other comprehensive loss.
At December 31, 2006, the total adjustment to the balance sheet relating to employee future benefits resulted in:
•	a decrease of $1,086 million in accrued benefit asset
•	an increase of $551 million in future income tax asset
•	an increase of $1,868 million in accrued benefit liability
•	a decrease of $339 million in future income tax liability
•	a decrease of $388 million in non-controlling interest
•	an increase of $1,512 million in accumulated other comprehensive loss
•	a decrease of $164 million in retained earnings.
(c)  Equity Income
Under Canadian GAAP, we account for our joint venture investments using the proportionate consolidation method. Under United States GAAP, we account for our joint venture investments using the equity method. There is no impact on net earnings.
In 2005, we reclassified the results of our interest in CGI as a discontinued operation under Canadian GAAP. Under United States GAAP, we must continue to account for our investment in CGI using the equity method until its disposal. An adjustment is made to reclassify the results of CGI from discontinued operations to continuing operations as equity income.
On January 12, 2006, CGI bought 100 million of its Class A shares from us and we realized total net proceeds of $849 million. The gain on disposition was $79 million.
On April 6, 2006, we exercised our CGI warrants to acquire Class A shares at a cost of $21 million. In addition, we recorded a loss of $17 million in the second quarter of 2006, which represented a write-down of our remaining investment in CGI, which was available for sale, to fair market value based on its stock price at June 30, 2006.
In addition, in 2006, we recorded a further loss of $1 million, which represented a write-down of our investment in CGI, as a result of the Bell Canada pension fund’s acquisition of 31.4 million of our CGI shares.
(d)   Accounting for Derivative Instruments and Hedging Activities
Under United States GAAP, all derivatives must be recorded on the balance sheet at fair value. The effective portion of the change in the unrealized gain (loss) on derivative instruments that qualify for cash flow hedge accounting is reported in comprehensive earnings. In addition, any ineffectiveness measured on derivative instruments that qualify for hedge accounting is reported in net earnings.
We elected to settle the dividend rate swaps used to hedge $510 million of BCE Inc. Series AA preferred shares and $510 million of BCE Inc. Series AC preferred shares in the third quarter of 2003. These dividend rate swaps in effect converted the fixed-rate dividends on these preferred shares to floating-rate dividends. They were to mature in 2007. As a result of the early settlement, we received total proceeds of $83 million in cash. Under Canadian GAAP, the proceeds are being deferred and amortized against the dividends on these preferred shares over the remaining original terms of the swaps. Under United States GAAP, these dividend rate swaps did not qualify for hedge accounting and were recorded on the balance sheet at fair value. As a result, the amortization of the deferred gain under Canadian GAAP is reversed for purposes of United States GAAP.
(e)   Discontinued Operations
Differences between Canadian GAAP and United States GAAP will cause the carrying values of the net assets of discontinued operations to be different.
(f)   Investments
Our portfolio investments are recorded at cost under Canadian GAAP. Investments acquired principally for the purpose of sale or repurchase in the near term would be classified under United States GAAP as held for trading and would be carried at fair value, with any gains or losses included in earnings. Investments not classified as held for trading or held to maturity would be classified as available-for-sale under United States GAAP and would be carried at fair value, with any unrealized gains or losses included in other comprehensive earnings, net of tax.
(g)   Goodwill
Under Canadian GAAP, certain business combinations recorded in prior years have been accounted for at the carrying value of the underlying assets and liabilities exchanged, whereas under United States GAAP such transactions were recorded on a fair value basis.
(h)   Accounting for Stock-Based Compensation
We adopted the fair value-based method of accounting for stock-based compensation on a prospective basis, effective January 1, 2002. Under Statement of Financial Accounting Standards (SFAS) No. 123, we are required to make pro forma disclosures of net earnings, and basic and diluted earnings per share, assuming that the fair value-based method of accounting had been applied from the date that SFAS No. 123 was adopted. We also adopted Statement of Financial Accounting Standards — Revised (SFAS) No. 123(R) which had no impact.
The following table shows compensation expense for stock options and pro forma net earnings using the Black-Scholes option pricing model.

	2006	2005	2004
Net earnings as reported	3,574	1,900	1,620
Compensation cost included in net earnings	8	17	22
Total compensation cost	(8)	(23)	(38)

Pro forma net earnings	3,574	1,894	1,604
Pro forma net earnings per common share (basic)	4.05	1.95	1.64
Pro forma net earnings per common share (diluted)	4.05	1.95	1.64

(i)   Presentation and Disclosure of Guarantees
Under Canadian GAAP, guarantees do not include indemnifications against intellectual property right infringement, whereas under United States GAAP they are included. At December 31, 2006, such indemnifications amounted to $1.2 billion, of which $100 million expires in 2007, $26 million in 2008, $26 million in 2009, $8 million in 2010, $165 million in 2011 and after and $913 million with an indefinite term. We also have guarantees where no maximum potential amount is specified.

(j)   Bell Aliant
On March 7, 2006, BCE Inc. and Aliant Inc. (Aliant) announced their intention to form a new regional telecommunications service provider in the form of an income trust. On July 7, 2006 the Plan of Arrangement forming Bell Aliant was completed. Bell Aliant combines Bell Canada’s former regional wireline operations in rural Ontario and Quebec with Aliant’s former wireline operations and includes Bell Canada’s former 63.4% interest in NorthernTel Limited Partnership (NorthernTel) and Télébec Limited Partnership (Télébec), the operating partnerships of the Bell Nordiq Income Fund, held through Bell Nordiq Group Inc. (Bell Nordiq), an indirect wholly-owned subsidiary of Bell Canada.
BCE’s ownership of Bell Aliant has been reduced to 44.7% through a distribution of trust units by way of a return of capital to holders of BCE Inc. common shares on July 10, 2006. This distribution resulted in an increase in contributed surplus of $1,547 million for Canadian GAAP as the transaction is deemed to have occurred at carrying value. For US GAAP purposes, the distribution of trust units is deemed to have occurred at fair market value, with any gain or loss recognized in earnings. Therefore, the increase in contributed surplus, adjusted for previously existing US and Canadian GAAP differences, has been recorded as a gain on distribution of trust units in earnings from continuing operations for US GAAP purposes.
(k)   Stock issuance costs
Under United States GAAP, stock issue expenses are charged to common stock, whereas under Canadian GAAP they may be charged to Retained Earnings or common stock. For Canadian GAAP purposes, we charge stock issue expenses to Retained Earnings. As at December 31, 2006, a cumulative amount of $65 million of stock issue expenses have been recorded against Retained Earnings.
(l)   Comparative Periods
In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108), to address the observed diversity in quantification practices of unadjusted differences with respect to annual financial statements. SAB 108 requires that misstatements in the current year financial statements be quantified using both a balance sheet and an income statement approach and evaluated as to whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 is effective for fiscal years ending after November 15, 2006 and on initial application, permits a one-time cumulative effect adjustment to beginning retained earnings.
Effective December 31, 2006 we adopted SAB 108 and increased our opening retained earnings as at January 1, 2006 as reported under United States GAAP by $328 million relating to the capitalization of borrowing costs. Under Canadian GAAP, we capitalize borrowing costs for significant assets under construction, whereas under United States GAAP borrowing costs must be attributed to all assets under construction and capitalized accordingly.
We also made corrections to prior periods related mainly to embedded derivatives and available-for-sale investments. We recorded gains on embedded derivatives that were previously not included in United States GAAP net earnings. We also reversed unrealized gains on available-for-sale investments in non-public companies previously recorded in other comprehensive income. As a result of the above, we have reduced other comprehensive income by $110 million for 2005, accumulated other comprehensive loss by $110 million at December 31, 2005 and we decreased shareholders’ equity by $84 million at December 31, 2005. We also increased United States GAAP net earnings by $1 million for 2005 and $13 million for 2004 and opening retained earnings of $12 million in 2004.